Norske Skog

FILE No.: 82-5226

Skogn, 20 April 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Norske Skogindustrier ASA

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA.

I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials:

(1) *AGM held in Norske Skog, dated April 12, 2007 (incl. translated minutes of the AGM)*

(2) *The share trades ex-dividend, dated April 13, 2007*

(3) *Moody's Revises Outlook on Norske Skog, dated April 17, 2007*

(4) *Currency effects etc. in the first quarter of 2007, dated April 19, 2007.*

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,
Norske Skogindustrier ASA

Oddrunn Ringstad

Norske Skogindustrier ASA

Oksenøyveien 80
Postboks 329
1326 Lysaker
Foretaksregisteret:
NO 911 750 961 MVA

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329
N-1326 Lysaker, Norway
Register of business enterprises:
NO 911 750 961 VAT

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

AGM in Norske Skog

Norske Skog held its annual general meeting today, 12 April 2007.

The AGM approved the board's proposal to pay a dividend of NOK 5.50 per share. This payment will be made on 24 April 2007 to shareholders registered in the company's share register today. The Record date for the payment is 17 April, and Norske Skog's shares will be traded ex-dividend with effect from tomorrow, 13 April 2007.

The AGM mandated the board to buy back the company's own shares up to a ceiling of 10% of the shares outstanding at any given time. Replacing an earlier mandate, this will run until the AGM in 2008.

Øyvind Birkeland was elected as a new member of the corporate assembly in place of Svein Aaser. The other members of the corporate assembly and nomination committee who were up for election were re-elected.

The other items on the agenda were also approved in accordance with the notice of the meeting.

In the following meeting of the corporate assembly, Kim Wahl was elected as the new chair of the board in succession to Lars W Grøholt, and Kari Broberg was elected as a new director to replace Annette Brodin Rampe. Directors serve for one year.

Following the elections, Norske Skog's governing bodies have the following composition:
Board of directors – shareholder-elected directors

Kim Wahl, chair, Øivind Lund, deputy chair, Halvor Bjørken, Kari Broberg, Gisèle Marchand and Ingrid Wiik

Board of directors – worker directors
Kåre Leira, Stein Roar Eriksen and Trond Andersen

Corporate assembly – shareholder-elected members
Helge Evju, chair, Idar Kreutzer, deputy chair, Emil Aubert, Ole H Bakke, Øyvind Birkeland, Ann Kristin Brautaset, Kirsten C Idebøen, Birgitta Rødstøl Næss, Christian Ramberg, Tom Ruud, Turid Fluge Svenneby and Halvard Sæther

Corporate assembly – employee-elected members
Øystein Bruce, Roy Helgerud, Bjørn Inge Hoem, Paul Kristiansen, Randi Nessemo and Stig A Stene

Corporate assembly – employee-elected observes
Thor Granaune, Inge Myrlund and Martin M Petersen

The minutes of the AGM will be submitted to the Oslo Stock Exchange.

Oxenøen, 12 April 2007
Norske Skog
Corporate communications

MINUTES

OF

THE ANNUAL GENERAL MEETING

OF

NORSKE SKOGINDUSTRIER ASA

The annual general meeting of Norske Skogindustrier ASA was held at 13.00 on 12 April 2007 in the company's business offices at Oksenøyveien 80, NO-1326 Lysaker, Norway.

The general meeting was chaired by Idar Kreutzer, chair of the corporate assembly. The chair welcomed the shareholders in attendance.

Reference was made to the notice. Comments were received from Sissel Østby on its dispatch and on the readability of its appendices. The AGM was thereafter declared to be legally constituted. The AGM voted unanimously to allow members of the press to be present.

Directors in attendance were Lars Wilhelm Grøholt (chair), Øivind Lund, Ingrid Wiik, Gisèle Marchand, Halvor Bjørken, Stein Roar Eriksen and Trond Andresen. Annette Brodin Rampe and Kåre Leira were absent. Members of the nomination committee in attendance were Idar Kreutzer (chair), Helge Evju, Ole H Bakke and Gunn Wærsted. The company's auditor, Erling Elsrud, was also in attendance.

A total of 93 shareholders and holders of shareholder proxies were in attendance, representing 90 104 962 shares out of a total of 189 945 626 share or 47.44 per cent of the total. An attendance list is appended to these minutes. The chairman of the board, the chief executive and the chairman of the corporate assembly held proxies for 46 333 435 shares which could be freely exercised, which represents 51.43 per cent of the shares represented at the general meeting.

Svein Haare and Omund Revhaug were elected to sign the minutes together with the chair of the meeting.

Item 1
To adopt the annual report and accounts of Norske Skogindustrier ASA and the group for 2006

The chairman Lars Wilhelm Grøholt summarised the company's operations in 2006. The annual accounts for 2006 were reviewed by CFO Andreas Enger. The auditor's report dated 1 March 2007 was presented by the company's auditor, Erling Elsrud.

Chief executive Christian Rynning-Tønnesen answered questions about the annual report from shareholders concerning liability for environmental compensation at Norske Skog Saugbrugs, the company's energy management, the discharge status at Norske Skog Walsum, strategy and R&D as well as on cash flow in relation to dividend and debt repayment. Grøholt commented that investments totalling some NOK 1.3 billion in the Norwegian mills had been sanctioned.

Sissel Østby made the following motion for the record:
1. The annual report shows that energy accounts for NOK 4.5 billion or 20 per cent of total operating expenses. The energy used in the production process is also the energy which yields the biggest global pollution.
2. I understand that steam is released on a scale which is no longer reported. I would request that the management adopts measures to secure a return on the major energy resource represented by this steam.
3. The board should clarify where provisions ought to be made in addition to those made for 2006. This since a liability could arise for compensation which must be borne by the shareholders on the basis that Norske Skog Saugbrugs and Norske Skog in general have received an enforcement notice from the Norwegian Pollution Control Authority with regard to steam emissions (which increase the threat of asthma and energy nuisance for the surroundings). Similarly if the threat of cancer posed by nitrogen oxide emissions could give rise to compensation claims against Norske Skog.

The chair referred to the corporate assembly's recommendation to the general meeting dated 1 March 2006.

Resolved:
1. The annual accounts presented for 2006 for Norske Skogindustrier ASA and the group were adopted
2. The directors' report for 2006 was adopted.
   These motions were carried unanimously.
   Abstentions: 565 224 shares

Item 2
To cover the annual loss for 2006, including declaration of dividend for Norske Skogindustrier ASA

The chair, Idar Kreutzer gave a short briefing on the current dividend policy in Norske Skog and the board's proposal for a dividend.

The company's present dividend policy reads as follows:
"Norske Skog wishes to pay a competitive and stable dividend to its shareholders. As an average over a business cycle, the dividend should correspond to 15-25 per cent of cash flow from operations, less financial expenses and tax paid."

At its meeting of 1 March 2007, the board adopted the following recommendations:
1. The board adopted the annual accounts presented for the group and the parent company with notes as the board's proposed annual accounts for 2006.
2. The directors' report for 2006 was adopted.

In its recommendation of 1 March 2007, the corporate assembly recommended that the board's proposal for covering the annual loss be approved.
1. The corporate assembly recommends that the annual general meeting approves the board's proposal for the profit and loss account and balance sheet for 2006 for Norske Skogindustrier ASA and the group, and adopts the board's proposal for covering the loss.
2. The corporate assembly takes note of the board's declaration concerning the guidelines for determining the remuneration of senior executives.

Roy Helgerud moved the following resolution:

1. The employee representatives in the corporate assembly do not support the board's proposal for a dividend. We believe that available capital should be applied to a further upgrading of the company's production facilities.

2. The group's dividend policy is 20-25 per cent of cash flow. In the latest annual accounts, we see that the ceiling is over 30 per cent.

3. We believe that the correct dividend in the group's current position, the dividend now should be reduced to NOK 2.75 per share.

Resolved

In accordance with the recommendation from the corporate assembly, the AGM approved the board's proposal for covering the loss in Norske Skogindustrier ASA and the payment of a dividend of NOK 5.50 per share for 2006.

The motion was carried by 88 564 360 votes. A total of 1 532 467 proxies had been instructed to vote against the board's proposal. In addition, 8 135 of the shares in attendance were cast for Helgerud's motion. Abstentions totalled 211.

Item 3
Declaration concerning guidelines for determining the remuneration of senior executives

The chairman of the board, Lars Wilhelm Grøholt presented the matter.

A consultative vote was held on the board's guidelines for determining the remuneration of senior executives. The AGM approved the guidelines on allocating shares, subscription rights, options and other forms of remuneration relating to shares or the development of the share price for Norske Skog.

The board's declaration is included as note 19 to the annual accounts for Norske Skogindustrier ASA.

Resolved

1. The AGM took note of the board's declaration for the forthcoming fiscal year concerning the determination of pay and other remuneration for senior executives of the company.
2. The AGM approved the board's guidelines for awarding variable remuneration related to the development of the company's share price.

The motion was carried by 86 689 970 votes. A total of 8 379 proxies had been instructed to vote against the motion. In addition, 3 406 613 proxies had been instructed to abstain.

Item 4
To reduce the share premium reserve by transfer to free equity

The CFO, Andreas Enger presented the matter.

The board has proposed that the company's share premium reserve (restricted equity) be reduced by NOK 7 billion through a transfer to other equity. This proposal is intended to increase flexibility in relation to the company's capital structure.

No other considerations need to be given weight with respect to the reclassification/capital reduction. The share premium reserve is being reduced in conformity with the rules on reducing share capital specified in the Norwegian Act on Public Limited Companies, article 3-2, paragraph 4, ref chapter 12, and is therefore conditional on notice being given to creditors.

The auditor had confirmed in the notice that the company's restricted equity will be fully covered after the reduction.

Resolved

1. The share premium reserve of Norske Skogindustrier ASA will be reduced by NOK 7 000 000 000, from NOK 10 418 698 315 to NOK 3 418 698 315, and the amount of this reduction will be transferred to other equity. The amount of the reduction relates exclusively to earlier premiums paid by the company's shareholders

2. The changes specified above take effect when the reduction in the share premium reserve is registered as implemented in the Norwegian Register of Business Enterprises.

The motion was carried unanimously.
Abstentions: 3 406 613 shares

Item 5
Internal reorganisation of Norske Skogindustrier ASA (demerger)

CFO Andreas Enger presented the matter.

The board proposes that real property in Norway not related to production be demerged into a new wholly-owned sub-group for property development. The overall justification for this reorganisation is to permit a stronger focus on the management and development of the properties covered by the proposed demerger.

This Demerger will require an amendment to article 4 of the articles of association. It follows from the subsequent Demerger/merger that the AGM approves both a reduction in the capital and an increase by the same amount at the same meeting. The Demerger and Demerger/merger represent two transactions which are mutually interdependent and must be carried out simultaneously.

Sissel Østby moved the following motion:
1. Property: the board is requested to provide a further clarification of the items relating to liability for compensation and agreements with former co-contractors and employees. The board and the company are supposed have an overview of customary rights relating to the relevant properties/businesses and/or old employment contracts related to these? Similarly whether old employment contacts could have been integrated with rights to these properties?
2. By only demerging to one owner company and refraining from a number of small companies, the shareholders should be credited with dividend for the reduced cost of fewer companies – the profit from the fact that the formation of new companies is costly. One gets many and different

boards of directors. Shareholders in Norske Skog lose control over these companies. This means that the shareholders are left with the compensation liability whilst others take the gain.
3. Has a group been identified to take over these properties or are the existing shareholders to be offered them in the form of shares when they are eventually disposed of by Norske Skog? Many small boards and the whole matter dissolve into a big mess.

Resolved:

(i) Approval of the demerger plan
The demerger plan dated 1 March 2007 for the demerger of Norske Skogindustrier ASA is approved.

(ii) Capital reduction through the Demerger
As a result of the Demerger, the share capital of Norske Skogindustrier ASA is reduced by NOK 72 108 726, from NOK 1 899 456 260 to NOK 1 827 347 534, through a write-down of the nominal value of the shares by NOK 0.37962825, from NOK 10 per share to NOK 9.62037175 per share, and the share premium reserve by NOK 199 641 522, from NOK 3 418 698 315 to NOK 3 219 056 793.

With effect from the moment when the Demerger takes effect pursuant to company law, article 4 of the articles of association for Norske Skogindustrier ASA will be amended to read:
"The company's share capital amounts to NOK 1 827 347 534, divided into 189 945 626 shares each with a nominal value of NOK 9.62037175.
"The company's shares will be registered with the Norwegian Central Securities Depository (VPS)."

(iii) Capital increase through the Demerger/merger
The share capital of Norske Skogindustrier ASA will be increased by NOK 72 108 726, from NOK 1 827 347 534 to NOK 1 899 456 260 through a write-up of the nominal value of the shares by NOK 0.37962825, from NOK 9.62037175 per share to NOK 10 per share, and the share premium reserve by NOK 199 641 522, from NOK 3 219 056 793 to NOK 3 418 698 315. Settlement for the amount of the increase will take the form of a claim by Norske Skogindustrier ASA on Norske Skog Eiendom AS, Klosterøya AS, Eidsverket AS, Ranheim Eiendomsutvikling AS, Oxenøen Utvikling AS and Oxenøen Eiendom AS equal to the book equity transferred to these companies through the demerger of NSI 004 AS. The write-up of the nominal value applies to all the shares in Norske Skogindustrier ASA.

As a result of the capital increase, article 4 of the articles of association for Norske Skogindustrier ASA will be amended to read:
"The company's share capital amounts to NOK 1 899 456 260, divided into 189 945 626 shares each with a nominal value of NOK 10.
"The company's shares will be registered with the Norwegian Central Securities Depository (VPS)."

The motion was carried by 90 104 751 votes. Østby's motion received 211 votes.

Item 6
To amend article 5 of the articles of association concerning the term of office of directors

The Chair, Idar Kreutzer, as chairman of the nomination committee, gave a brief presentation of the committee's proposal.

The nomination committee has proposed that the term of office for directors be reduced from two years to one. In the nomination committee's view, the advantage of a one-year term of office is that the nomination committee secures greater flexibility in its work of selecting and structuring members of the governing bodies. It will also have greater opportunities to structure the board and corporate assembly in terms of experience and expertise from a more holistic perspective.

Resolved:
The amended article 5 will read:

"The company's board of directors will consist of a minimum of seven and a maximum of 10 directors. Directors are elected by the corporate assembly for a term of one year. No person can be elected to the board after reaching the age of 70.

The corporate assembly will elect the chair and deputy chair of the board on an annual basis. The corporate assembly will determine the remuneration payable to directors. The board of directors is responsible for appointing a chief executive, to be known as the president and chief executive officer, and for determining his/her remuneration. The board of directors can authorise its members, the chief executive or certain other designated employees to sign for the company."

The motion was carried by 90 103 812 votes. A total of 1 150 proxies had been instructed to vote against the board's proposal.

Item 7
To determine the remuneration of the members of the corporate assembly

The chair, Idar Kreutzer gave a brief presentation of the nomination committee's recommendation.

Pursuant to the AGM's earlier resolutions, most recently of 20 April 2006, the chair of the corporate assembly receives a fee of NOK 140 000 per year. Members of the corporate assembly, the nomination committee and the compensation committee (including observers and alternates) receive NOK 5 400 in remuneration per meeting day. Meeting expenses are refunded in accordance with the government scale.

The compensation committee has unanimously resolved to recommend to the AGM that the fee per meeting day be raised to NOK 5 600. It recommends that the fee for the chair of the corporate assembly be increased by NOK 5 000 per annum to a total of NOK 145 000 per annum. This fee covers meetings of the nomination and compensation committees and other meetings in which the chair participates without further remuneration per meeting, and is accordingly regarded as appropriate.

These changes are recommended to come into effect from today, so that the former fees apply to meetings held since the AGM on 20 April 2006.

No other motions were received.

Resolved:

1. With effect from 12 April 2007, the remuneration of the chair of the corporate assembly will be NOK 145 000 per year. This fee covers meetings of the nomination and compensation committees and other meetings in which the chair participates.
2. With effect from 12 April 2007, the remuneration of members of the corporate assembly, the nomination committee and the compensation committee will be NOK 5 600 per meeting day.
3. Meeting expenses will be refunded in accordance with the government scale.

The motion was carried by 90 096 583 votes. A total of 8 379 proxies had been instructed to vote against.

Item 8
To approve the auditor's fee

Reference was made to the auditor's letter of 1 March 2007 concerning the auditor's net fee of NOK 2 630 000 for 2006. In addition, the chair of the corporate assembly announced that remuneration for other services from the auditor totalled NOK 428 000 in 2006. He also reported that overall remuneration for the auditor, including other services for the group, totalled NOK 15.3 million in 2006.

Resolved:

The auditor's fee of NOK 2 630 000 for Norske Skogindustrier ASA in 2006 was approved.

The vote was unanimous.

Item 9
To elect the members and alternate members of the corporate assembly

The chairman of the nomination committee, Idar Kreutzer presented the recommendation of the nomination committee.

The following shareholder-elected members of the corporate assembly were up for election in 2006: Idar Kreutzer, Helge Evju, Ann Kristin Brautaset, Kirsten C Ideb⌀en, Turid Fluge Svenneby and Svein Aaser

Aaser has announced that he wishes to resign as a member.

The nomination committee recommends the re-election of :

- Idar Kreutzer, Helge Evju, Ann Kristin Brautaset, Kirsten C Ideb⌀en and Turid Fluge Svenneby.

Øyvind Birkeland is recommended as a new member.

Shareholder-elected alternate members of the corporate assembly are up for election every year.

The following were recommended for election, in the order specified:
1. Svein Haare (re-election)
2. Hege Huse (re-election)
3. Kjersti Narum (re-election)
4. Siv Fagerland Christensen (re-election).

Resolved:

Idar Kreutzer, Helge Evju, Øyvind Birkeland, Ann Kristin Brautaset, Kirsten C Idebøen and Turid Fluge Svenneby were re-elected as members of the company's corporate assembly for two years.
1. Svein Haare (re-election)
2. Hege Huse (re-election)
3. Kjersti Narum (re-election)
4. Siv Fagerland Christensen (re-election)

were elected as alternate members of the company's corporate assembly for one year.

Following this vote, the corporate assembly has the following shareholder-elected members and alternates, with the period of service specified in brackets:

Members

- Idar Kreutzer (2009)
- Helge Evju (2009)
- Emil Aubert (2008)
- Ole H Bakke (2008)
- Øyvind Birkeland (2009)
- Ann Kristin Brautaset (2009)
- Kirsten C Idebøen (2009)
- Birgitta Rødstøl Næss (2008)
- Christian Ramberg (2008)
- Tom Ruud (2008)
- Turid Fluge Svenneby (2009)
- Halvard Sæther (2008)

Alternates
1. Svein Haare (2008)
2. Hege Huse (2008)
3. Kjersti Narum (2008)
4. Siv Fagerland Christensen (2008)

The motion was carried against 37 194 votes.
Abstentions: 1 874 146 votes

Item 10
To elect three members to the nomination committee

Pursuant to article 7 of the present articles of association, the company will have a nomination committee consisting of the chair of the corporate assembly and three members and elected by the

general meeting for one year at a time. The corporate assembly elects its own chair. Kreutzer has announced his resignation as chair of the corporate assembly.

The chair of the nomination committee presented the committee's recommendation that Idar Kreutzer, Ole H Bakke and Gunn Wærsted be elected.

No other nominations were received.

Resolved:

The following members were elected to the nomination committee for one year:

- Ole H Bakke
- Idar Kreutzer
- Gunn Wærsted

The motion was carried against 73 923 votes.

Item 11
To renew the mandate for the board to purchase the company's own shares

The board has recommended to the AGM that the board be given a renewed mandate to buy the company's shares. The background for this proposal was presented.

Resolved:

The board is mandated to purchase the company's own shares up to a nominal value of NOK 185 000 0000, subject to the restriction that no more than 10 per cent of the outstanding shares may be purchased at any time. The shares must be purchased at the price quoted on the stock exchange. The board is free to purchase and sell shares in whichever way the board finds most appropriate, provided that the general principles of equal treatment of shareholders are respected. This mandate is granted for the period up to the next ordinary annual general meeting.

The motion was carried unanimously.

Following the AGM's consideration of the items on the agenda, The CEO, Christian Rynning-Tønnesen gave a general presentation of Norske Skog's operations and development.

The chair thanked the board and the executive management for their work in preparing the agenda for the AGM, and thanked all employees in the whole company for their commitment during the fiscal year. He then thanked Lars Wilhelm Grøholt, the retiring chairman of the board, for his commitment on behalf of the company.

The meeting was concluded at 15.30.

----------------------------------	----------------------------------	--------------------------
Idar Kreutzer	Svein Haare	Omund Revhaug

Message to Oslo Stock Exchange

NSG – The share trades ex-dividend

The dividend, NOK 5.50 per share, will be paid to those who were shareholders as of April 12. As a result of this, the Norske Skog share will trade ex-dividend as from today. Record date for the dividend is April 17.

Oxenøen, April 13, 2007

NORSKE SKOG

Investor Relations

Release to Oslo Stock Exchange

Moody's Revises Outlook on Norske Skog

The rating company Moody's has revised its outlook on Norske Skog's debt to 'negative' from 'stable'. According to the press release from Moody's, the outlook change reflects that the development in prices and costs so far has not given the required improvement in results.

The rating itself is kept on "Ba1".

Oxenøen, April 17, 2007

NORSKE SKOG

Investor Relations

Message to Oslo Stock Exchange

Currency effects, etc, in the first quarter of 2007

Norske Skog's accounts for the first quarter of 2007 will be published at 08.00 on Friday 4 May.

A presentation with webcast will be held in the company's premises at 13.00 on the same date. More information concerning this presentation will be posted to Norske Skog's website at www.norskeskog.com.

The silent period ahead of publication will commence on Monday 23 April.

Special items related to the first-quarter results

The net effect of energy hedging related to Norske Skog's electricity contracts is an expense of NOK 380 million for the quarter. This is an unrealised change in value, which arises because future energy prices relate to some extent to underlying derivatives.

Included under financial items, currency effects add up to a gain of roughly NOK 80 million. This gain is mainly unrealised.

Norske Skog's trade-weighted basket of currencies (the Norske Skog index) had an average value of 88.5 in the first quarter of 2007, compared with 90.2 in the fourth quarter of 2006 and 88.6 in the first quarter of 2006. The starting date for the index is 1 January 2002.

Oxenøen, 19 April 2007
Norske Skog
Investor relations

END